Preliminary Pricing Supplement No. 3510
(To the Prospectus dated August 1, 2019, the Prospectus Supplement dated August 1, 2019, the Prospectus Addendum dated May 11, 2020 and the Product Supplement STOCK ARN-1 dated August 1, 2019)	Subject to Completion Preliminary Pricing Supplement dated September 9, 2020	Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-232144

Units $10 principal amount per unit CUSIP No.	Pricing Date* Settlement Date* Maturity Date*	September , 2020 October , 2020 November , 2021
*Subject to change based on the actual date the notes are priced for initial sale to the public (the “pricing date”)

Accelerated Return Notes® Linked to a Basket of Five Technology Sector Stocks

▪    Maturity of approximately 14 months

▪    3-to-1 upside exposure to increases in the Basket, subject to a capped return of [27% to 31%]

▪    The Basket will be equally weighted on the pricing date and will be comprised of the common stocks of Facebook Inc., Amazon.com, Inc., Apple, Inc., Netflix Inc. and Alphabet, Inc. (the "Basket Stocks")

▪    1-to-1 downside exposure to decreases in the Basket, with up to 100% of your investment at risk

▪    All payments occur at maturity and are subject to the credit risk of Barclays Bank PLC

▪    No periodic interest payments

▪    In addition to the underwriting discount set forth below, the notes include a hedging-related charge of $0.05 per unit. See “Structuring the Notes”

▪    Limited secondary market liquidity, with no exchange listing

▪    The notes are our unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC. The notes are not covered by the U.K. Financial Services Compensation Scheme or insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency or deposit insurance agency of the United States, the United Kingdom, or any other jurisdiction

The notes are being issued by Barclays Bank PLC (“Barclays”). There are important differences between the notes and a conventional debt security, including different investment risks. See “Risk Factors” and “Additional Risk Factors” beginning on page TS-7 of this term sheet and “Risk Factors” beginning on page PS-6 of product supplement STOCK ARN-1, beginning on page S-7 of the prospectus supplement and beginning on page PA-1 of the prospectus addendum.

Our initial estimated value of the notes, based on our internal pricing models, is expected to be between $9.00 and $9.44 per unit on the pricing date, which is less than the public offering price listed below. See “Summary” on the following page, “Risk Factors” beginning on page TS-7 of this term sheet and “Structuring the Notes” on page TS-16 of this term sheet.

Notwithstanding any other agreements, arrangements or understandings between Barclays and any holder or beneficial owner of the notes, by acquiring the notes, each holder and beneficial owner of the notes acknowledges, accepts, agrees to be bound by, and consents to the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority. All payments are subject to the risk of exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority. See “Consent to U.K. Bail-in Power” on page TS-3 and “Risk Factors” beginning on page TS-7 of this term sheet.

_________________________

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus (as defined below) is truthful or complete. Any representation to the contrary is a criminal offense.

_________________________

	Per Unit	Total
Public offering price(1)	$ 10.000	$
Underwriting discount(1)	$ 0.175	$
Proceeds, before expenses, to Barclays	$ 9.825	$

(1)	For any purchase of 300,000 units or more in a single transaction by an individual investor or in combined transactions with the investor’s household in this offering, the public offering price and the underwriting discount will be $9.950 per unit and $0.125 per unit, respectively. See “Supplement to the Plan of Distribution” below.

The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

BofA Securities

September , 2020

Accelerated Return Notes® Linked to a Basket of Five Technology Sector Stocks, due November , 2021

Summary

The Accelerated Return Notes® Linked to a Basket of Five Technology Sector Stocks, due November , 2021 (the “notes”) are our unsecured and unsubordinated obligations and are not deposit liabilities of Barclays. The notes are not covered by the U.K. Financial Services Compensation Scheme or insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency or deposit insurance agency of the United States, the United Kingdom or any other jurisdiction. The notes will rank equally with all of our other unsecured and unsubordinated debt. Any payments due on the notes, including any repayment of principal, will be subject to the credit risk of Barclays and to the risk of exercise of any U.K. Bail-in Power (as described herein) or any other resolution measure by any relevant U.K. resolution authority. The notes provide you a leveraged return, subject to a cap, if the Ending Value of the Market Measure, which is the basket of five technology sector stocks described below (the “Basket”), is greater than its Starting Value. If the Ending Value is less than the Starting Value, you will lose all or a portion, which could be significant, of the principal amount of your notes. Any payments on the notes will be calculated based on the $10 principal amount per unit and will depend on the performance of the Basket, subject to our credit risk. See “Terms of the Notes” below.

The Basket will be equally weighted on the pricing date and will be comprised of the common stocks of Facebook, Inc., Amazon.com, Inc., Apple Inc., Netflix, Inc., and Alphabet Inc. (the “Basket Stocks”).

On the cover page of this term sheet, we have provided the estimated value range for the notes. This range of estimated values was determined based on our internal pricing models, which take into account a number of variables, including volatility, interest rates and our internal funding rates, which are our internally published borrowing rates and the economic terms of certain related hedging arrangements. This range of estimated values may not correlate on a linear basis with the range of Capped Value for the notes. The estimated value of the notes calculated on the pricing date is expected to be less than the public offering price and will be set forth in the final term sheet made available to investors in the notes.

The economic terms of the notes (including the Capped Value) are based on our internal funding rates, which may vary from the levels at which our benchmark debt securities trade in the secondary market, and the economic terms of certain related hedging arrangements. The difference between these rates, as well as the underwriting discount, the hedging-related charge and other amounts described below, will reduce the economic terms of the notes. For more information about the estimated value and the structuring of the notes, see “Structuring the Notes” on page TS-16.

Terms of the Notes		Redemption Amount Determination
Issuer:	Barclays Bank PLC (“Barclays”)	On the maturity date, you will receive a cash payment per unit determined as follows:
Principal Amount:	$10.00 per unit
Term:	Approximately 14 months
Market Measure:	An equally weighted basket of five technology sector stocks comprised of the common stocks of Facebook Inc. (Nasdaq symbol: "FB"), Amazon.com, Inc. (Nasdaq symbol: "AMZN"), Apple Inc. (Nasdaq symbol: "AAPL"), Netflix Inc. (Nasdaq symbol: "NFLX") and Alphabet, Inc. (Nasdaq symbol: "GOOGL"). (each, a “Basket Stock”).
Starting Value:	The Starting Value will be set to 100 on the pricing date.
Ending Value:	The value of the Market Measure on the calculation day. The scheduled calculation day is subject to postponement in the event of Market Disruption Events, as described beginning on page PS-19 of product supplement STOCK ARN-1.
Participation Rate:	300%
Capped Value:	[$12.70 to $13.10] per unit, which represents a return of [27% to 31%] over the principal amount. The actual Capped Value will be determined on the pricing date.
Calculation Day:	November , 2021
Price Multiplier:	1, for each Basket Stock, subject to adjustment for certain corporate events relating to the Basket Stocks described beginning on page PS-20 of product supplement STOCK ARN-1.
Fees Charged:	The public offering price of the notes includes the underwriting discount of $0.175 per unit as listed on the cover page and a hedging-related charge of $0.050 per unit described in “Structuring the Notes” on page TS-16.
Calculation Agents:	Barclays and BofA Securities, Inc. (“BofAS”).

Accelerated Return Notes®	TS-2

Accelerated Return Notes® Linked to a Basket of Five Technology Sector Stocks, due November , 2021

The terms and risks of the notes are contained in this term sheet and the documents listed below (together, the “Note Prospectus”). The documents have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC website as indicated below or obtained from Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) or BofAS by calling 1-800-294-1322:

▪	Product supplement STOCK ARN-1 dated August 1, 2019: http://www.sec.gov/Archives/edgar/data/312070/000095010319010202/dp110125_424b3-stockarn.htm

▪	Prospectus addendum dated May 11, 2020:

http://www.sec.gov/Archives/edgar/data/312070/000110465920059376/a20-19169_1424b3.htm

▪	Series A MTN prospectus supplement dated August 1, 2019: http://www.sec.gov/Archives/edgar/data/312070/000095010319010190/dp110493_424b2-prosupp.htm

▪	Prospectus dated August 1, 2019: http://www.sec.gov/Archives/edgar/data/312070/000119312519210880/d756086d424b3.htm

Before you invest, you should read the Note Prospectus, including this term sheet, for information about us and this offering. Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by the Note Prospectus. Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement STOCK ARN-1. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our” or similar references are to Barclays.

Consent to U.K. Bail-in Power

Notwithstanding any other agreements, arrangements or understandings between us and any holder or beneficial owner of the notes, by acquiring the notes, each holder and beneficial owner of the notes acknowledges, accepts, agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority.

Under the U.K. Banking Act 2009, as amended, the relevant U.K. resolution authority may exercise a U.K. Bail-in Power in circumstances in which the relevant U.K. resolution authority is satisfied that the resolution conditions are met. These conditions include that a U.K. bank or investment firm is failing or is likely to fail to satisfy the Financial Services and Markets Act 2000 (the “FSMA”) threshold conditions for authorization to carry on certain regulated activities (within the meaning of section 55B FSMA) or, in the case of a U.K. banking group company that is a European Economic Area (“EEA”) or third country institution or investment firm, that the relevant EEA or third country relevant authority is satisfied that the resolution conditions are met in respect of that entity.

The U.K. Bail-in Power includes any write-down, conversion, transfer, modification and/or suspension power, which allows for (i) the reduction or cancellation of all, or a portion, of the principal amount of, any interest on, or any other amounts payable on, the notes; (ii) the conversion of all, or a portion, of the principal amount of, any interest on, or any other amounts payable on, the notes into shares or other securities or other obligations of Barclays or another person (and the issue to, or conferral on, the holder or beneficial owner of the notes such shares, securities or obligations); and/or (iii) the amendment or alteration of the maturity of the notes, or amendment of the amount of any interest or any other amounts due on the notes, or the dates on which any interest or any other amounts become payable, including by suspending payment for a temporary period; which U.K. Bail-in Power may be exercised by means of a variation of the terms of the notes solely to give effect to the exercise by the relevant U.K. resolution authority of such U.K. Bail-in Power. Each holder and beneficial owner of the notes further acknowledges and agrees that the rights of the holders or beneficial owners of the notes are subject to, and will be varied, if necessary, solely to give effect to, the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority. For the avoidance of doubt, this consent and acknowledgment is not a waiver of any rights holders or beneficial owners of the notes may have at law if and to the extent that any U.K. Bail-in Power is exercised by the relevant U.K. resolution authority in breach of laws applicable in England.

For more information, please see “Risk Factors” below as well as “U.K. Bail-in Power,” “Risk Factors—Risks Relating to the Securities Generally—Regulatory action in the event a bank or investment firm in the Group is failing or likely to fail could materially adversely affect the value of the securities” and “—Under the terms of the securities, you have agreed to be bound by the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority” in the accompanying prospectus supplement.

Accelerated Return Notes®	TS-3

Accelerated Return Notes® Linked to a Basket of Five Information Technology Sector Stocks, due November , 2021

Investor Considerations

You may wish to consider an investment in the notes if:	The notes may not be an appropriate investment for you if:

▪     You anticipate that the value of the Basket will increase moderately from the Starting Value to the Ending Value.

▪     You are willing to risk a loss of principal and return if the value of the Basket decreases from the Starting Value to the Ending Value.

▪     You accept that the return on the notes will be capped.

▪     You are willing to forgo the interest payments that are paid on traditional interest bearing debt securities.

▪     You are willing to forgo dividends or other benefits of owning the Basket Stocks.

▪     You are willing to accept a limited or no market for sales prior to maturity, and understand that the market prices for the notes, if any, will be affected by various factors, including our actual and perceived creditworthiness, the inclusion in the public offering price of the underwriting discount, the hedging-related charge and other amounts, as described on page TS-2.

▪     You are willing to assume our credit risk, as issuer of the notes, for all payments under the notes, including the Redemption Amount.

▪     You are willing to consent to the exercise of any U.K. Bail-in Power by U.K. resolution authorities.

▪     You believe that the value of the Basket will decrease from the Starting Value to the Ending Value or that it will not increase sufficiently over the term of the notes to provide you with your desired return.

▪     You seek 100% principal repayment or preservation of capital.

▪     You seek an uncapped return on your investment.

▪     You seek interest payments or other current income on your investment.

▪     You want to receive dividends or other distributions paid on the Basket Stocks.

▪     You seek an investment for which there will be a liquid secondary market.

▪     You are unwilling or are unable to take market risk on the notes or to take our credit risk as issuer of the notes.

▪     You are unwilling to consent to the exercise of any U.K. Bail-in Power by U.K. resolution authorities.

We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

Accelerated Return Notes®	TS-4

Accelerated Return Notes® Linked to a Basket of Five Information Technology Sector Stocks, due November , 2021

Hypothetical Payout Profile

The graph below is based on hypothetical numbers and values.

Accelerated Return Notes®

This graph reflects the returns on the notes, based on the Participation Rate of 300% and a Capped Value of $12.90 per unit (the midpoint of the Capped Value range of [$12.70 to $13.10]). The green line reflects the returns on the notes, while the dotted gray line reflects the returns of a direct investment in the Basket Stocks, excluding dividends.

This graph has been prepared for purposes of illustration only.

Hypothetical Payments at Maturity

The following table and examples are for purposes of illustration only. They are based on hypothetical values and show hypothetical returns on the notes. The following table is based on the Starting Value of 100, the Participation Rate of 300% and a hypothetical Capped Value of $12.90 per unit. It illustrates the effect of a range of Ending Values on the Redemption Amount per unit of the notes and the total rate of return to holders of the notes. The actual amount you receive and the resulting total rate of return will depend on the actual Ending Value, Capped Value and term of your investment. The following examples do not take into account any tax consequences from investing in the notes.

For hypothetical historical values of the Basket, see “The Basket” section below. For recent actual prices of the Basket Stocks, see “The Basket Stocks” section below. The Ending Value will not include any income generated by dividends paid on the Basket Stocks, which you would otherwise be entitled to receive if you invested in those stocks directly. In addition, all payments on the notes are subject to issuer credit risk.

Ending Value	Percentage Change from the Starting Value to the Ending Value	Redemption Amount per Unit	Total Rate of Return on the Notes
0.00	-100.00%	$0.00	-100.00%
50.00	-50.00%	$5.00	-50.00%
60.00	-40.00%	$6.00	-40.00%
70.00	-30.00%	$7.00	-30.00%
80.00	-20.00%	$8.00	-20.00%
90.00	-10.00%	$9.00	-10.00%
94.00	-6.00%	$9.40	-6.00%
97.00	-3.00%	$9.70	-3.00%
100.00(1)	0.00%	$10.00	0.00%
102.00	2.00%	$10.60	6.00%
109.67	9.67%	$12.90(2)	29.00%
110.00	10.00%	$12.90	29.00%
120.00	20.00%	$12.90	29.00%
130.00	30.00%	$12.90	29.00%
140.00	40.00%	$12.90	29.00%
150.00	50.00%	$12.90	29.00%
160.00	60.00%	$12.90	29.00%

(1)	The hypothetical Starting Value of 100 used in these examples has been chosen for illustrative purposes only, and does not represent a likely actual Starting Value for the Market Measure.

(2)	The Redemption Amount per unit cannot exceed the hypothetical Capped Value.

Accelerated Return Notes®	TS-5

Accelerated Return Notes® Linked to a Basket of Five Information Technology Sector Stocks, due November , 2021

Redemption Amount Calculation Examples

Example 1
The Ending Value is 50.00, or 50.00% of the Starting Value:
Starting Value: 100.00
Ending Value: 50.00
= $5.00 Redemption Amount per unit

Example 2
The Ending Value is 103.00, or 103.00% of the Starting Value:
Starting Value: 100.00
Ending Value: 103.00
= $10.90 Redemption Amount per unit

Example 3
The Ending Value is 130.00, or 130.00% of the Starting Value:
Starting Value: 100.00
Ending Value: 130.00
= $19.00, however, because the Redemption Amount for the notes cannot exceed the Capped Value, the Redemption Amount will be $12.90 per unit

Accelerated Return Notes®	TS-6

Accelerated Return Notes® Linked to a Basket of Five Information Technology Sector Stocks, due November , 2021

Risk Factors

There are important differences between the notes and a conventional debt security. An investment in the notes involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the notes in the “Risk Factors” sections beginning on page PS-6 of product supplement STOCK ARN-1, page S-7 of the Series A MTN prospectus supplement and page PA-1 of the prospectus addendum identified above. We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

▪	Depending on the performance of the Basket as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.

▪	Your return on the notes may be less than the yield you could earn by owning a conventional fixed or floating rate debt security of comparable maturity.

▪	Payments on the notes are subject to our credit risk, and any actual or perceived changes in our creditworthiness are expected to affect the value of the notes. If we become insolvent or are unable to pay our obligations, you may lose your entire investment.

▪	Payments on the notes are subject to the exercise of U.K. Bail-in Power by the relevant U.K. resolution authority. As described above under “Consent to U.K. Bail-in Power,” the relevant U.K. resolution authority may exercise any U.K. Bail-in Power under the conditions described in such section of this term sheet. If any U.K. Bail-in Power is exercised, you may lose all or a part of the value of your investment in the notes or receive a different security, which may be worth significantly less than the notes and which may have significantly fewer protections than those typically afforded to debt securities. Moreover, the relevant U.K. resolution authority may exercise its authority to implement the U.K. Bail-in Power without providing any advance notice to the holders and beneficial owners of the notes. By your acquisition of the notes, you acknowledge, accept, agree to be bound by, and consent to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority. The exercise of any U.K. Bail-in Power with respect to the notes will not be a default or an Event of Default (as each term is defined in the senior debt securities indenture relating to the notes). The trustee will not be liable for any action that the trustee takes, or abstains from taking, in either case, in accordance with the exercise of the U.K. Bail-in Power with respect to the notes. See “Consent to U.K. Bail-in Power” above as well as “U.K. Bail-in Power,” “Risk Factors—Risks Relating to the Securities Generally—Regulatory action in the event a bank or investment firm in the Group is failing or likely to fail could materially adversely affect the value of the securities” and “—Under the terms of the securities, you have agreed to be bound by the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority” in the accompanying prospectus supplement for more information.

▪	Your investment return is limited to the return represented by the Capped Value and may be less than a comparable investment directly in the Basket Stocks.

▪	The estimated value of your notes is based on our internal pricing models. Our internal pricing models take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize, typically including volatility, interest rates, and our internal funding rates. These variables and assumptions are not evaluated or verified on an independent basis and may prove to be inaccurate. Different pricing models and assumptions of different financial institutions could provide valuations for the notes that are different from our estimated value.

▪	The estimated value is based on a number of variables, including volatility, interest rates and our internal funding rates. Our internal funding rates may vary from the levels at which our benchmark debt securities trade in the secondary market. As a result of this difference, the estimated value referenced in this term sheet may be lower if such estimated value was based on the levels at which our benchmark debt securities trade in the secondary market.

▪	The estimated value of your notes is expected to be lower than the public offering price of your notes. This difference is expected as a result of certain factors, such as the inclusion in the public offering price of the underwriting discount, the hedging-related charge, the estimated profit, if any, that we or any of our affiliates expect to earn in connection with structuring the notes, and the estimated cost which we may incur in hedging our obligations under the notes, as further described in “Structuring the Notes” on page TS-16. If you attempt to sell the notes prior to maturity, their market value may be lower than the price you paid for the notes and lower than the estimated value because the secondary market prices take into consideration the levels at which our debt securities trade in the secondary market, but do not take into account such fees, charges and other amounts.

▪	The estimated value of the notes will not be a prediction of the prices at which MLPF&S, BofAS or its affiliates, or any of our affiliates or any other third parties may be willing to purchase the notes from you in secondary market transactions. The price at which you may be able to sell your notes in the secondary market at any time will be influenced by many factors that cannot be predicted, such as market conditions, and any bid and ask spread for similar size trades, and may be substantially less than our estimated value of the notes. Any sale prior to the maturity date could result in a substantial loss to you.

▪	A trading market is not expected to develop for the notes. We, MLPF&S, BofAS and our respective affiliates are not obligated to make a market for, or to repurchase, the notes. There is no assurance that any party will be willing to purchase your notes at any price in any secondary market.

Accelerated Return Notes®	TS-7

Accelerated Return Notes® Linked to a Basket of Five Information Technology Sector Stocks, due November , 2021
▪	Our business, hedging and trading activities, and those of MLPF&S, BofAS and our respective affiliates (including trading in shares of the Basket Stocks), and any hedging and trading activities we, MLPF&S, BofAS or our respective affiliates engage in for our clients’ accounts, may affect the market value and return of the notes and may create conflicts of interest with you.

▪	Changes in the prices of the Basket Stocks may offset each other.

▪	None of Facebook, Inc., Amazon.com, Inc., Apple Inc., Netflix, Inc., and Alphabet Inc. (collectively, the “Underlying Companies”) will have any obligations relating to the notes, and none of us, MLPF&S or BofAS will perform any due diligence procedures with respect to the Underlying Companies in connection with this offering.

▪	You will have no rights of a holder of the Basket Stocks, and you will not be entitled to receive shares of the Basket Stocks or dividends or other distributions by the Underlying Companies.

▪	While we, MLPF&S, BofAS or our respective affiliates may from time to time own securities of the Underlying Companies, we, MLPF&S, BofAS and our respective affiliates do not control any Underlying Company, and have not verified any disclosures made by any Underlying Company.

▪	The Redemption Amount will not be adjusted for all corporate events that could affect a Basket Stock. See “Description of ARNs—Anti-Dilution Adjustments” beginning on page PS-20 of product supplement STOCK ARN-1.

▪	There may be potential conflicts of interest involving the calculation agents, one of which is us and one of which is BofAS. We have the right to appoint and remove the calculation agents.

▪	The U.S. federal income tax consequences of the notes are uncertain, and may be adverse to a U.S. investor of the notes. See “Tax Considerations” below.

Additional Risk Factors

The stocks included in the Basket are concentrated in one sector. All of the stocks included in the Basket are issued by companies in the information technology sector. Although an investment in the notes will not give holders any ownership or other direct interests in the Basket Stocks, the return on an investment in the notes will be subject to certain risks associated with a direct equity investment in companies in the information technology sector, including those discussed below. Accordingly, by investing in the notes, you will not benefit from the diversification which could result from an investment linked to companies that operate in multiple sectors.

An investment in the notes is subject to risks associated with investing in stocks in the information technology sector. The Basket Stocks are issued by companies whose primary business is directly associated with the information technology sector. Because the value of the notes is linked to the performance of the Basket Stocks, an investment in the notes exposes investors to risks associated with investments in the stocks of companies in the information technology sector.

The profitability of technology companies can be significantly affected by intense competition and rapid product obsolescence. Technology companies may also have limited product lines, markets, financial resources or personnel. In addition, technology companies are heavily dependent on intellectual property rights, and the loss or impairment of those rights could adversely affect the prices of the Basket Stocks and increase the volatility of the Market Measure.

The value of the notes may be subject to greater volatility and be more adversely affected by a single economic, political or regulatory occurrence affecting the information technology sector than a different investment linked to a more broadly diversified group of issuers. All of these factors could have an adverse effect on the price of the Basket Stocks and, therefore, on the value of the notes.

Accelerated Return Notes®	TS-8

Accelerated Return Notes® Linked to a Basket of Five Information Technology Sector Stocks, due November , 2021

The Basket

The Basket is designed to allow investors to participate in the percentage changes in the levels of the Basket Stocks from the Starting Value to the Ending Value of the Basket. The Basket Stocks are described in the section “The Basket Stocks” below. Each Basket Stock will be assigned an initial weight on the pricing date, as set forth in the table below.

For more information on the calculation of the value of the Basket, please see the section entitled “Description of ARNs—Basket Market Measures” beginning on page PS-27 of product supplement STOCK ARN-1.

If September 8, 2020 were the pricing date, for each Basket Stock, the Initial Component Weight, the Closing Market Price, the hypothetical Component Ratio and the initial contribution to the Basket value would be as follows:

Basket Stock	Bloomberg Symbol	Initial Component Weight	Closing Market Price(1)(2)	Hypothetical Component Ratio(1)(3)	Initial Basket Value Contribution
Class A common stock of Facebook, Inc.	FB	20.00%	$271.16	0.07375719	20.00
Common stock of Amazon.com, Inc.	AMZN	20.00%	$3,149.84	0.00634953	20.00
Common stock of Apple Inc.	AAPL	20.00%	$112.82	0.17727353	20.00
Common stock of Netflix, Inc.	NFLX	20.00%	$507.02	0.01312680	20.00
Class A common stock of Alphabet Inc.	GOOGL	20.00%	$1,523.60	0.01208401	20.00
				Starting Value	100.00
(1)	The actual Closing Market Price of each Basket Stock and the resulting actual Component Ratios will be determined on the pricing date and set forth in the final term sheet that will be made available in connection with sales of the notes.

(2)	These were the Closing Market Prices of the Basket Stocks on September 8, 2020.

(3)	Each hypothetical Component Ratio equals the Initial Component Weight of the relevant Basket Stock (as a percentage) multiplied by 100, and then divided by the Closing Market Price of that Basket Stock on September 8, 2020 and rounded to eight decimal places.

The calculation agents will calculate the value of the Basket by summing the products of the Closing Market Price for each Basket Stock (multiplied by its Price Multiplier) on the calculation day and the Component Ratio applicable to that Basket Stock. The Price Multiplier for each Basket Stock will initially be 1, and is subject to adjustment as described in the product supplement. If a Market Disruption Event occurs as to any Basket Stock on the scheduled calculation day, the Closing Market Price of that Basket Stock will be determined as more fully described in the section entitled “Description of ARNs—Basket Market Measures—Ending Value of the Basket” beginning on page PS-28 of product supplement STOCK ARN-1.

Accelerated Return Notes®	TS-9

Accelerated Return Notes® Linked to a Basket of Five Information Technology Sector Stocks, due November , 2021

While actual historical information on the Basket will not exist before the pricing date, the following graph sets forth the hypothetical historical daily performance of the Basket from May 17, 2012 through September 8, 2020. The graph is based upon actual daily historical prices of the Basket Stocks, hypothetical Component Ratios based on the closing prices of the Basket Stocks as of May 17, 2012, and a Basket value of 100.00 as of that date. This hypothetical historical data on the Basket is not necessarily indicative of the future performance of the Basket or what the value of the notes may be. Any hypothetical historical upward or downward trend in the value of the Basket during any period set forth below is not an indication that the value of the Basket is more or less likely to increase or decrease at any time over the term of the notes.

Hypothetical Historical Performance of the Basket

Accelerated Return Notes®	TS-10

Accelerated Return Notes® Linked to a Basket of Five Information Technology Sector Stocks, due November , 2021

The Basket Stocks

We have derived the following information about the Underlying Companies from publicly available documents. None of us, MLPF&S, BofAS or any of our respective affiliates have independently verified the following information.

Because each Basket Stock is registered under the Securities Exchange Act of 1934, the Underlying Companies are required to file periodically certain financial and other information specified by the SEC. Information provided to or filed with the SEC by the Underlying Companies can be located through the SEC’s website at http://www.sec.gov by reference to the applicable CIK number set forth below.

This term sheet relates only to the notes and does not relate to the Basket Stocks or to any other securities of the Underlying Companies. None of us, MLPF&S, BofAS or any of our respective affiliates has participated or will participate in the preparation of the Underlying Companies’ publicly available documents. None of us, MLPF&S, BofAS or any of our respective affiliates has made any due diligence inquiry with respect to the Underlying Companies in connection with the offering of the notes. Furthermore, there can be no assurance that all events occurring prior to the date of this term sheet, including events that would affect the accuracy or completeness of publicly available documents regarding the Underlying Companies that would affect the trading price of the Basket Stocks, have been or will be publicly disclosed. Subsequent disclosure of any events or the disclosure of or failure to disclose material future events concerning the Underlying Companies could affect the price of the Basket Stocks and therefore could affect your return on the notes. Information from outside sources is not incorporated by reference in, and should not be considered part of, this term sheet or any accompanying prospectus, prospectus supplement, prospectus addendum or product supplement. The selection of the Basket Stocks is not a recommendation to buy or sell the Basket Stocks.

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Accelerated Return Notes® Linked to a Basket of Five Information Technology Sector Stocks, due November , 2021

Facebook, Inc.

Facebook, Inc. builds products that enable people to connect and share through mobile devices, personal computers and other surfaces. This Basket Stock trades on The Nasdaq Stock Market under the symbol “FB.” The company’s CIK number is 1326801.

The following graph shows the daily historical performance of FB on its primary exchange in the period from May 17, 2012 (the date FB started trading) through September 8, 2020. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On September 8, 2020, the Closing Market Price of FB was $271.16. The graph below may have been adjusted to reflect certain corporate actions such as stock splits and reverse stock splits.

Historical Performance of FB

This historical data on FB is not necessarily indicative of the future performance of FB or what the value of the notes may be. Any historical upward or downward trend in the price per share of FB during any period set forth above is not an indication that the price per share of FB is more or less likely to increase or decrease at any time over the term of the notes.

Before investing in the notes, you should consult publicly available sources for the prices and trading pattern of FB.

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Accelerated Return Notes® Linked to a Basket of Five Information Technology Sector Stocks, due November , 2021

Amazon.com, Inc.

Amazon.com, Inc. serves consumers through retail websites, offers programs that enable sellers to sell their products, serves developers and enterprises with compute, storage, database and other service offerings and serves authors and independent publishers with Kindle Direct Publishing. This Basket Stock trades on The Nasdaq Stock Market under the symbol “AMZN.” The company’s CIK number is 1018724.

The following graph shows the daily historical performance of AMZN on its primary exchange in the period from January 1, 2010 through September 8, 2020. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On September 8, 2020, the Closing Market Price of AMZN was $3,149.84. The graph below may have been adjusted to reflect certain corporate actions such as stock splits and reverse stock splits.

Historical Performance of AMZN

This historical data on AMZN is not necessarily indicative of the future performance of AMZN or what the value of the notes may be. Any historical upward or downward trend in the price per share of AMZN during any period set forth above is not an indication that the price per share of AMZN is more or less likely to increase or decrease at any time over the term of the notes.

Before investing in the notes, you should consult publicly available sources for the prices and trading pattern of AMZN.

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Accelerated Return Notes® Linked to a Basket of Five Information Technology Sector Stocks, due November , 2021

Apple Inc.

Apple Inc. designs, manufactures and markets smartphones, personal computers, tablets, wearables and accessories, and sells a variety of related services. This Basket Stock trades on The Nasdaq Stock Market under the symbol “AAPL.” The company’s CIK number is 320193.

The following graph shows the daily historical performance of AAPL on its primary exchange in the period from January 1, 2010 through September 8, 2020. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On September 8, 2020, the Closing Market Price of AAPL was $112.82. The graph below may have been adjusted to reflect certain corporate actions such as stock splits and reverse stock splits.

Historical Performance of AAPL

This historical data on AAPL is not necessarily indicative of the future performance of AAPL or what the value of the notes may be. Any historical upward or downward trend in the price per share of AAPL during any period set forth above is not an indication that the price per share of AAPL is more or less likely to increase or decrease at any time over the term of the notes.

Before investing in the notes, you should consult publicly available sources for the prices and trading pattern of AAPL.

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Accelerated Return Notes® Linked to a Basket of Five Information Technology Sector Stocks, due November , 2021

Netflix, Inc.

Netflix, Inc. is an internet entertainment service that offers the viewing of TV series, documentaries and feature films on internet-connected screens. This Basket Stock trades on The Nasdaq Stock Market under the symbol “NFLX.” The company’s CIK number is 1065280.

The following graph shows the daily historical performance of NFLX on its primary exchange in the period from January 1, 2010 through September 8, 2020. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On September 8, 2020, the Closing Market Price of NFLX was $507.02. The graph below may have been adjusted to reflect certain corporate actions such as stock splits and reverse stock splits.

Historical Performance of NFLX

This historical data on NFLX is not necessarily indicative of the future performance of NFLX or what the value of the notes may be. Any historical upward or downward trend in the price per share of NFLX during any period set forth above is not an indication that the price per share of NFLX is more or less likely to increase or decrease at any time over the term of the notes.

Before investing in the notes, you should consult publicly available sources for the prices and trading pattern of NFLX.

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Accelerated Return Notes® Linked to a Basket of Five Information Technology Sector Stocks, due November , 2021

Alphabet Inc.

Alphabet Inc. is a holding company for a collection of business, the largest of which is Google Inc. This Basket Stock trades on The Nasdaq Stock Market under the symbol “GOOGL.” The company’s CIK number is 1652044. The Company became the successor SEC registrant to, and parent holding company of, Google Inc. on October 2, 2015, in connection with a holding company reorganization. The GOOGL Company’s Class A common stock (the “GOOGL Basket Stock”) began trading on The Nasdaq Stock Market on October 5, 2015 under the ticker symbol “GOOGL,” the same symbol under which Google Inc.’s Class A common stock previously traded.

The following graph shows the daily historical performance of the Class A common stock of Google Inc. and the GOOGL Basket Stock on its primary exchange in the period from January 1, 2010 through September 8, 2020. The vertical red line indicates October 5, 2015. The performance to the left of the vertical red line reflects the Class C capital stock of Google Inc. and the performance to the right of the vertical red line reflects the Basket Stock. We obtained this historical data about the Class A common stock of Google Inc. and the GOOGL Basket Stock from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On September 8, 2020, the Closing Market Price of GOOGL was $1,523.60. The graph below may have been adjusted to reflect certain corporate actions such as stock splits and reverse stock splits.

Historical Performance of GOOGL

This historical data on GOOGL is not necessarily indicative of the future performance of GOOGL or what the value of the notes may be. Any historical upward or downward trend in the price per share of GOOGL during any period set forth above is not an indication that the price per share of GOOGL is more or less likely to increase or decrease at any time over the term of the notes.

Before investing in the notes, you should consult publicly available sources for the prices and trading pattern of GOOGL.

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Accelerated Return Notes® Linked to a Basket of Five Information Technology Sector Stocks, due November , 2021

Supplement to the Plan of Distribution

Under our distribution agreement with BofAS, BofAS will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount.

BofAS has advised us that MLPF&S will purchase the notes from BofAS for resale, and will receive a selling concession in connection with the sale of the notes in an amount up to the full amount of underwriting discount set forth on the cover of this term sheet.

We may deliver the notes against payment therefor in New York, New York on a date that is greater than two business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the notes occurs more than two business days from the pricing date, purchasers who wish to trade the notes more than two business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes will not be listed on any securities exchange. In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units. If you place an order to purchase the notes, you are consenting to MLPF&S and/or one of its affiliates acting as a principal in effecting the transaction for your account.

MLPF&S and BofAS may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices, and these prices will include MLPF&S’s and BofAS’s trading commissions and mark-ups or mark-downs. MLPF&S and BofAS may act as principal or agent in these market-making transactions; however, neither is obligated to engage in any such transactions. BofAS has advised us that, at MLPF&S’s and BofAS’s discretion, for a short, undetermined initial period after the issuance of the notes, MLPF&S and BofAS may offer to buy the notes in the secondary market at a price that may exceed the estimated value of the notes at the time of purchase. Any price offered by MLPF&S or BofAS for the notes will be based on then-prevailing market conditions and other considerations, including the performance of the Basket, the remaining term of the notes and our creditworthiness. However, none of us, MLPF&S, BofAS nor any of our respective affiliates is obligated to purchase your notes at any price, or at any time, and we cannot assure you that we, MLPF&S, BofAS or our respective affiliates will purchase your notes at a price that equals or exceeds the initial estimated value of the notes.

The value of the notes shown on your account statement produced by MLPF&S will be based on BofAS’s estimate of the value of the notes if BofAS or another of its affiliates were to make a market in the notes, which it is not obligated to do. That estimate will be based upon the price that BofAS may pay for the notes in light of then-prevailing market conditions, and other considerations, as mentioned above, and will include transaction costs. At certain times, this price may be higher than or lower than the initial estimated value of the notes.

The distribution of the Note Prospectus in connection with these offers or sales will be solely for the purpose of providing investors with the description of the terms of the notes that was made available to investors in connection with their initial offering. Secondary market investors should not, and will not be authorized to, rely on the Note Prospectus for information regarding Barclays or for any purpose other than that described in the immediately preceding sentence.

An investor’s household, as referenced on the cover of this term sheet, will generally include accounts held by any of the following, as determined by MLPF&S in its discretion and acting in good faith based upon information then available to MLPF&S:

•	the investor’s spouse (including a domestic partner), siblings, parents, grandparents, spouse’s parents, children and grandchildren, but excluding accounts held by aunts, uncles, cousins, nieces, nephews or any other family relationship not directly above or below the individual investor;

•	a family investment vehicle, including foundations, limited partnerships and personal holding companies, but only if the beneficial owners of the vehicle consist solely of the investor or members of the investor’s household as described above; and

•	a trust where the grantors and/or beneficiaries of the trust consist solely of the investor or members of the investor’s household as described above; provided that, purchases of the notes by a trust generally cannot be aggregated together with any purchases made by a trustee’s personal account.

Purchases in retirement accounts will not be considered part of the same household as an individual investor’s personal or other non-retirement account, except for individual retirement accounts (“IRAs”), simplified employee pension plans (“SEPs”), savings incentive match plan for employees (“SIMPLEs”), and single-participant or owners only accounts (i.e., retirement accounts held by self-employed individuals, business owners or partners with no employees other than their spouses).

Please contact your Merrill financial advisor if you have any questions about the application of these provisions to your specific circumstances or think you are eligible.

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Accelerated Return Notes® Linked to a Basket of Five Information Technology Sector Stocks, due November , 2021

Structuring the Notes

The notes are our debt securities, the return on which is linked to the performance of the Basket. As is the case for all of our debt securities, including our market-linked notes, the economic terms of the notes reflect our actual or perceived creditworthiness at the time of pricing. The economic terms of the notes are based on our internal funding rates, which are our internally published borrowing rates based on variables such as market benchmarks, our appetite for borrowing, and our existing obligations coming to maturity. Our internal funding rates may vary from the levels at which our benchmark debt securities trade in the secondary market. Our estimated value on the pricing date will be based on our internal funding rates. Our estimated value of the notes may be lower if such valuation were based on the levels at which our benchmark debt securities trade in the secondary market.

The Redemption Amount payable at maturity will be calculated based on the $10 principal amount per unit and will depend on the performance of the Basket. In order to meet these payment obligations, at the time we issue the notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with BofAS or one of its affiliates. The terms of these hedging arrangements are determined by seeking bids from market participants, including MLPF&S, BofAS and its affiliates or our affiliates, and take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the Basket Stocks, the tenor of the notes and the tenor of the hedging arrangements. The economic terms of the notes and their estimated value depend in part on the terms of these hedging arrangements, any estimated profit that we or any of our affiliates expect to earn in connection with structuring the notes, and estimated costs which we may incur in hedging our obligations under the notes.

BofAS has advised us that the hedging arrangements will include a hedging-related charge of approximately $0.05 per unit, reflecting an estimated profit to be credited to BofAS from these transactions. Since hedging entails risk and may be influenced by unpredictable market forces, additional profits and losses from these hedging arrangements may be realized by us, BofAS or any third party hedge providers.

For further information, see “Risk Factors—General Risks Relating to ARNs” beginning on page PS-6 and “Use of Proceeds and Hedging” on page PS-16 of product supplement STOCK ARN-1.

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Accelerated Return Notes® Linked to a Basket of Five Information Technology Sector Stocks, due November , 2021

Tax Considerations

You should review carefully the sections in the accompanying prospectus supplement entitled “Material U.S. Federal Income Tax Consequences—Tax Consequences to U.S. Holders—Notes Treated as Prepaid Forward or Derivative Contracts” and, if you are a non-U.S. holder, “—Tax Consequences to Non-U.S. Holders.” The following discussion, when read in combination with those sections, constitutes the full opinion of our special tax counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of the notes. The following discussion supersedes the discussion in the accompanying prospectus supplement to the extent it is inconsistent therewith.

Based on current market conditions, in the opinion of our special tax counsel, it is reasonable to treat the notes for U.S. federal income tax purposes as prepaid forward contracts with respect to the Basket. Assuming this treatment is respected, upon a sale or exchange of the notes (including redemption at maturity), you should recognize capital gain or loss equal to the difference between the amount realized on the sale or exchange and your tax basis in the notes, which should equal the amount you paid to acquire the notes. This gain or loss on your notes should be treated as long-term capital gain or loss if you hold your notes for more than a year, whether or not you are an initial purchaser of notes at the original issue price. However, the IRS or a court may not respect this treatment, in which case the timing and character of any income or loss on the notes could be materially and adversely affected. In addition, in 2007 the U.S. Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose a notional interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. You should consult your tax advisor regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

Treasury regulations under Section 871(m) generally impose a withholding tax on certain “dividend equivalents” under certain “equity linked instruments.” A recent IRS notice excludes from the scope of Section 871(m) instruments issued prior to January 1, 2023 that do not have a “delta of one” with respect to underlying securities that could pay U.S.-source dividends for U.S. federal income tax purposes (each an “Underlying Security”). Based on our determination that the notes do not have a “delta of one” within the meaning of the regulations, we expect that these regulations will not apply to the notes with regard to non-U.S. holders. Our determination is not binding on the IRS, and the IRS may disagree with this determination. Section 871(m) is complex and its application may depend on your particular circumstances, including whether you enter into other transactions with respect to an Underlying Security. If necessary, further information regarding the potential application of Section 871(m) will be provided in the pricing supplement for the notes. You should consult your tax advisor regarding the potential application of Section 871(m) to the notes.

U.S. Federal Estate Tax Treatment of Non-U.S. Holders. Subject to estate tax treaty relief, a note may be subject to U.S. federal estate tax if an individual Non-U.S. Holder holds the note at the time of his or her death. The gross estate of a Non-U.S. Holder domiciled outside the United States includes only property situated or deemed situated in the United States. Individual Non-U.S. Holders should consult their tax advisors regarding the U.S. federal estate tax consequences of holding the notes at death.

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